Exhibit 99.2



                            HUMBERTO RODRIGUE PACHECO
                        Geologica, Geofisica y Geotecnia
                              Av. Canitas Numero 96
                                   C.P. 21070
                        Mexicali, Baja California, Mexico

          Mineral Exploration and Mining Report of Proyecto Indigo One
                  Site, Alamos District, Sonora State, Mexico

Prepared for:

            Vista Norte Resouces S.A./ Indigo Technologies, Inc., #10
             Chapultepec, California, La Mesa, Tijuana, B.C. Mexico



                                December 1, 2006
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SUMMARY

The Indigo One Site consists of ten Mineral Claims located in the Alamos District, Sonora State, Mexico, consisting of porphyry copper deposits which are copper orebodies associated with porphyritic intrusive rocks. The Mineral Claims consist of 990 hectares located in a region with known deposits of copper, molybdenum, silver, and several other minor quantities of minerals. The location is approximately 330 kilometers SE of Hermosillo, 60 kilometers SW of Chihuahua, and 6 kilometers S of the nearest town, Las Alamos.

Currently, there are two other start-up mining operations operating within 50 kilometers of Las Alamos, with both claims totaling approximately 1,100 hectares SW of Indigo One. These other mining operations have reported preliminary activity indicating .04% copper deposits in felsic to intermediate intrusive igneous rocks and associated breccias. Host rocks include diorite and granodiorite. These rocks are intruded by a quartz monzonite porphyry stock and by numerous breccia masses which contain fragments of other older rock types.

In my opinion, the Indigo One Site warrants further examination and testing.

Recommended: Complete a Phase 1 exploratory work program consisting of mineral testing and analysis of rock and soil samples. Phase 1 remaining estimated costs of $4,000 U.S.

Recommended: contingent upon positive results from Phase 1, Phase 2 program to consist of mapping, drilling, magnetometer surveying, trenching, and further analysis, estimated to cost $12,000 U.S.



      (FIGURE 1 LOCATION MAP Map Center: 107(degree)18' W, 28(degree)1' N


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COMPLETE REPORT

MINERAL SITE

On July 1, 2006, I visited the Indigo One Mineral Claim Site. The site is approximately 330 kilometers SE of Hermosillo, 60 kilometers SW of Chihuahua, and 6 kilometers S of the nearest town, Las Alamos.

PROPERTY DESCRIPTION

The Indigo One Site consists of ten Mineral Claims totaling an area of 990 hectares recorded as Exploration Concessions with the Secretaria de Economia in Mexico City through the regional office in Hermosillo, state of Sonora. These Exploration Concessions are regarded as mineral claims for a period of six years. If no actual commercial mineral extraction occurs within the six years, the original Exploration Concessions expire. The Exploration Concessions were filed and became effective on July 20, 2006

There are no known environmental liabilities. Before actual commercial mineral extraction begins (beyond preliminary trenching, drilling, and mineral sampling), an environmental permit must be obtained from the Secretaria de Medio Ambiente y Recursos Naturales (SEMARNAT).

TOPOGRAPHY, ELEVATION AND VEGETATION

Elevations at the site on the east side of the mountain range know as the Sierra Madre Occidental average 2,000 meters with mountain peaks at 3,300 meters. While the nearby small towns have adequate water supplies through wells and cisterns, providing water for small areas of trees and very few farms, the area is considered high desert and mountainous with much of the land covered in large rock formations and foothills thornscrub.

ACCESS TO THE PROPERTY

The site is accessible from Las Alamos via maintained dirt and gravel roads suitable for large trucks and four wheel drive vehicles.

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PROXIMITY TO URBAN TOWNS AND SERVICES

Mexican Federal Highway 16 (paved) connects the state capital, Hermosillo, on the west and other Gulf of California towns to Cuauhtemoc (330 kilometers to the east). Cuauhtemoc is 50 kilometers north of the small town of Las Alamos. The Indigo One site is approximately 10 kilometers south of Las Alamos. Las Alamos is considered to be primarily a quaint naturalist retreat and historic mining town. Primary goods and services necessary for development of mining operations will come from Hermosillo on the west, or Chihuahua on the east on Highway 16 (approximately 100 kilometers). Both of these cities have extensive construction and mining service providers and major airports.

Initial phases of exploration and surface trenching will be supported by electrical generators. Electrical power lines that supply power to the town of Las Alamos are located near the claim boundary and will be utilized should the claim become economically feasible.

Sufficient water is available from several wells located within 5 kilometers of the claim site necessary to support all phases of exploration and development.

CLIMATE

The immediate area surrounding the site region is considered high desert and mountainous, and is on the eastern slopes of the Sierra Madre Occidental mountain range of the northern Mexican altiplano, a great plain that extends to the Sierra Madre Oriental range in eastern Mexico.

The Tropic of Cancer effectively divides the country into temperate and tropical zones. Land north of the twenty-fourth parallel experiences cooler temperatures during the winter months. South of the twenty-fourth parallel, temperatures are fairly constant year round and vary solely as a function of elevation.

Areas in the low-lying areas north of the twenty-fourth parallel are hot and humid during the summer, however, they generally have lower yearly temperature averages (from 20(degree)C to 24(degree)C) because of more moderate conditions during the winter than the region south of the twenty-fourth parallel. The Indigo One Site is just above the twenty-eighth parallel.

Areas between 1,000 and 2,000 meters elevation have yearly average temperatures between 16(degree)C and 20(degree)C. Towns and cities at this elevation south of the twenty-fourth parallel have relatively constant, pleasant temperatures throughout the year, whereas more northerly locations experience sizeable seasonal variations. Above 2,000 meters, temperatures drop as low as an average yearly range between 8(degree)C and 12(degree)C in the Cordillera Neovolcanica.

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Rainfall varies widely both by location and season. Arid or semiarid conditions are encountered in the Baja California Peninsula, the northwestern state of Sonora, the northern altiplano, and also significant portions of the southern altiplano. Rainfall in these regions averages between 300 and 600 millimeters per year, although even less in some areas, particularly in Baja California Norte. Parts of the northern altiplano and high peaks in the Sierra Madre Occidental and the Sierra Madre Oriental occasionally receive significant snowfalls.

Mexico has pronounced wet and dry seasons. Most of the country experiences a rainy season from June to mid-October and significantly less rain during the remainder of the year. February and July generally are the driest and wettest months, respectively. (Lopez)

SURFACE AREAS

Beginning approximately 50 kilometers from the United States border, the Sierra Madre Occidental extends 5000 kilometers south to the Rio Santiago, where it merges with the Cordillera Neovolcanica range that runs east-west across central Mexico. The Sierra Madre Occidental lies approximately 300 kilometers inland from the west coast of Mexico at its northern end but approaches to within fifty kilometers of the coast near the Cordillera Neovolcanica. The northwest coastal plain is the name given the lowland area between the Sierra Madre Occidental and the Gulf of California. The Sierra Madre Occidental averages 2,250 meters in elevation, with peaks reaching 3,000 meters.

The Sierra Madre Oriental starts at the Big Bend region of the Texas-Mexico border and continues 1,350 kilometers until reaching Cofre de Perote, one of the major peaks of the Cordillera Neovolcanica. As is the case with the Sierra Madre Occidental, the Sierra Madre Oriental comes progressively closer to the coastline as it approaches its southern terminus, reaching to within 75 kilometers of the Gulf of Mexico. The northeast coastal plain extends from the eastern slope of the Sierra Madre Oriental to the Gulf of Mexico. The median elevation of the Sierra Madre Oriental is 2,200 meters, with some peaks at 3,000 meters.

The Mexican altiplano, stretching from the United States border to the Cordillera Neovolcanica, occupies the vast expanse of land between the eastern and western sierra madres. A low east-west range divides the altiplano into northern and southern sections. The northern altiplano averages 1,100 meters in elevation and continues south from the Rio Bravo del Norte through the states of Zacatecas and San Luis Potosi. Various narrow, isolated ridges cross the plateaus of the northern altiplano. Numerous depressions dot the region, the largest of which is the Bolson de Mapimi.

Mexico has nearly 150 rivers, two-thirds of which empty into the Pacific Ocean and the remainder of which flow into the Gulf of Mexico or the Caribbean Sea. Despite this apparent abundance of water, water volume is unevenly distributed

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throughout the country. Northern and central Mexico, with 47 % of the national area and almost 60 % of Mexico's population, have less than 10 % of the country's water resources. (Hewett)

HISTORY

The area around the site has a long history of mining activity. The Spaniards began active surface mining for silver and founded Las Alamos as a mining town in 1681. Northern Sonora was a prosperous gold mining region from 1848 to 1852. Mining has continued for gold, silver, copper and other minerals throughout north eastern Sonora to this day.

GEOLOGICAL SETTING

The region in which the Indigo One Site resides contains copper deposits in felsic to intermediate intrusive igneous rocks and associated breccias. Host rocks include diorite and granodiorite. These rocks are intruded by a quartz monzonite porphyry stock and by numerous breccia masses which contain fragments of other older rock types. (Rodriguez)

DEPOSIT AND MINERAL TYPES OF THE LAS ALAMOS REGION

The Las Alamos region porphyry copper deposits occurring in host rocks exhibit a close genetic relationship to quartz monzonite porphyry and breccia types due to hydrothermal alteration. Alteration in the central core of larger deposits is pervasive and is predominantly phyllic (quartz-sericite-pyrite). Alteration grades outward from the center into irregular argillic bands and narrow prophlitic halos. Significant areas of hypogene mineralization consist of pyrite, chalcopyrite, and molybdenite, in order of decreasing abundance, together with minor amounts of sphalerite, galena, and bornite. Total sulfide content ranges from two percent to eight percent by volume, with pyrite-chalcopyrite ratios from 2:1 to as much as 10:1. The hypogene copper grade in the deposits average from approximately 0.3 percent in many deposits to a maximum of 0.6 percent in a small number of deposits. Supergene enrighment, consisting of complete to partial chalcocite replacement of chalcopyrite and pyrite, occurs beneath multiple site zones. Threefold enrichment, relative to hypogene mineralization, has resulted in multiple site deposits of ore grade up to 0.75 percent copper in these chalcocite zones. In most zones, a leached capping of rocks in a depth of thirty to sixty meters covers the chalcocite zones consisting of various combinations of indigenous iron oxide minerals that include hematite, goethite, and jarosite. The south eastern mineralization sector of the Las Alamos region, extending 75 kilometers, consists of significant magmatic breccias within a heterogeneous rock package occurring as disseminated and bleb sulphides of chalcopyrite. This heterogeneous rock package includes melanocratic to leucocratic breccias and pegmatitic to vari-textured breccia zones. (Rodriguez, Noll)

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EXPLORATION

The nature of all relevant work to date on the Indigo One Site has been:

1. Exploration of Las Alamos area to determine suitable mineral potential location
2.   Retention of my services for the Indigo One Site visit
3.   Filing of ten mineral claims (Exploration Concessions)
4.   My study of historical mining and geology of the Las Alamos area
5.   Presenting this report after my review of relevant information

DRILLING

No drilling has been done at the Indigo One Site.

MINERAL SAMPLING

Approximately 30 kilograms of rocks and soil were collected at the Indigo One Site. No technical examination, analysis, or detailed sampling of the rocks has been done at the Indigo One Site, and no future mineral work or analysis has been scheduled.

DATA SOURCES

The sources of information, other than my personal observation and examination, are quoted in the report and listed in the references. The information provided by the various parties is to the best of my knowledge and experience correct.

MINERAL PROCESSING AND METALLURGICAL TESTING

No metallurgical testing has been done.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMTAES

There have been no estimates of potential mineral resources or reserve of the Indigo One Site.

INTERPRETATIONS AND CONCLUSIONS

From the available mining history and geological studies of the Las Alamos area, it appears that, in my opinion, the Indigo One Site is a worthy of further examination, exploration, and mineral testing.

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RECOMMENDATIONS

The following work program is recommended for the Indigo One Site.

PHASE 1 BUDGET: Complete remaining steps - Test & Analysis of rock and soil samples

Geological Assay Test & Analysis            $2,000
Report Writing                              $2,000

TOTAL $4,000 U.S.

PHASE 2 BUDGET: Contingent upon positive results from Phase 1 Test & Analysis

Mapping & Additional Sampling               $1,000
Geophysical Drilling Selection Sites        $2,000
Magnetometer Survey                         $1,000
Trenching & Excavator Costs                 $2,000
Expenses - food & lodging                   $2,000
Additional Assay Test & Analysis            $2,000
Report Writing                              $2,000

TOTAL $12,000 U.S.

REFERENCES

Hewett, R. 1978, Geology of the Cerro La Zacatera area, Sonora, Mexico:
Flagstaff Arizona, Northern Arizona University, Tesis maestria.

Lopez, Ramos E, 1985, Geologia de Mexico: 3rd ed, Mexico, Escolar.

Noll, J.H., 1981, Geology of the Picacho Colorado area, northern Sierra de Cobachi, central Sonora, Mexico: Flagstaff, Arizona, Northern Arizona University, Tesis de maestria.

Rodriguez, R. 1988, Segundo Simposio sobre la Geologia y Mineraia del Estado de Sonora.

Our firm is available for the further work program exploration and mineral analyses as described above, should your company so require.


/s/ Humberto Rodrigue Pacheco
--------------------------------
HUMBERTO RODRIGUE PACHECO
Geologica, Geofisica y Geotecnia
Av. Canitas Numero 96
C.P. 21070
Mexicali, Baja California, Mexico